Exhibit 10.2

CONTENT LICENSE AND SERVICE AGREEMENT

This Content License and Service Agreement (this "Agreement") is made effective as of December 15, 2000 between PG Technology, Inc., of 2951 Marina Bay Drive, 130-310, League City, Texas 77537 and A Time To Grow, Inc., of 6524 San Felipe, Suite 252, Houston, Texas 77057.  In the Agreement, the party who is granting the right to use the licensed property will be referred to as "PGTech", and the party who is receiving the right to use the licensed property will be referred to as "ATG".

The parties agree as follows:

WHEREAS, PGTech owns the resale rights to 2,000 content licenses including courses in technology and business, and

WHEREAS, ATG desires to sell the courses to which PGTech has procured the rights, and

WHEREAS, PGTech has provided and continues to provide Web Hosting, technical support, co-location and other technical services for ATG, and

WHEREAS, ATG desires to compensate PGTech through the issuance of common stock for services rendered both prior to and subsequent to the date of this agreement as set forth below,

THEREFORE, the Parties Agree as follows:

1.  GRANT OF LICENSE.   PGTech owns 2,000 e-Learning content licenses for business and technology courses ("The Courses").  In accordance with this Agreement, PGTech grants ATG a non-exclusive license to sell the Courses through its Web site and marketing channels at cost plus 10% handling, up to the first 1000 licenses, after which point the remaining licenses will be at no charge.  ATG will be responsible for collecting and paying all required sales tax.  PGTech retains title and ownership of any unsold licenses under the terms of this agreement.  Payment made hereunder in combination with prior payments shall be considered payment in full for any of the Courses covered by this Agreement that are sold by ATG.

2.  SERVICES.  PGTech has provided Web hosting services, consulting and technical development and support services for ATG from inception through the date of this Agreement.  It is agreed by and between the parties that the Payment set forth in this Agreement shall constitute payment in full for services rendered by PGTech on behalf of ATG from inception through March 30, 2001.

3.  PAYMENT.  The Board of Directors of ATG has authorized the issuance of 250,000 shares of common stock to PG Tech in full payment for the rights and services set forth in this Agreement if and when such stock is tradable without restriction in an active public market and has a market value in excess of $50,000.

4.  RECORDS.   ATG shall keep accurate records regarding the quantities of the Courses that are sold, and will provide a monthly report to PGTech.  PGTech shall incorporate such records into its monthly sales report to its vendors.  If ATG fails to produce such reports PGTech has the right to with hold further licenses from being purchased until that time when the discrepancy has been resolved.

5.  MODIFICATIONS.  ATG may not modify or change the Courses in any manner.

6.  DEFAULTS.  If ATG fails to abide by the obligations of this Agreement, including the obligation to make payment when due, PGTech shall have the option to cancel this Agreement by providing 60 days written notice to ATG.  ATG shall have the option of preventing the termination of this Agreement by taking corrective action that cures the default, if such corrective action is taken prior to the end of the time period stated in the previous sentence, and if there are no other defaults during such time period.

7.  ARBITRATION.  All disputes under this Agreement that cannot be resolved by the parties shall be submitted to arbitration under the rules and regulations of the American Arbitration Association.  Either party may invoke this paragraph after providing 30 days written notice to the other party.  All costs of arbitration shall be divided equally between the parties.  Any award may be enforced by a court of law.

8.  WARRANTIES.  Neither party makes any warranties with respect to the use, sale or other transfer of the The Courses by the other party or by any third party, and ATG accepts the product "AS IS."  In no event will PGTech be liable for direct, indirect, special, incidental, or consequential damages, that are in any way related to the Courses.

9.  TRANSFER OF RIGHTS.  This Agreement shall be binding on any successors of the parties.  Neither party shall have the right to assign its interests in this Agreement to any other party, unless the prior written consent of the other party is obtained.

10.  ENTIRE AGREEMENT.  This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written.  This Agreement supersedes any prior written or oral agreements between the parties.

11.  AMENDMENT.  This Agreement may be modified or amended, if the amendment is made in writing and is signed by both parties.

12.  SEVERABILITY.  If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable.  If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

13.  WAIVER OF CONTRACTUAL RIGHT.  The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

14.  APPLICABLE LAW.  This Agreement shall be governed by the laws of the State of Texas.

Licensor:

PG Technology, Inc.

By:

___//s// Tommy Waldrop_______________________________

Tommy Waldrop

Licensee:

A Time To Grow, Inc.

By:

___//s// Jonathan Gilchrist______________________________

Jonathan Gilchrist, CEO